

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 14, 2009

By U.S. mail and facsimile

Mr. Corey Conn
Chief Financial Officer
Imagin Molecular Corporation
3 Grant Square, Suite 315
Hinsdale, Illinois 60521

>   **Re: Imagin Molecular Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-23873**

Dear Mr. Conn:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

Cc: Mr. Peter Campitiello, Esq.
Via fax number 212-216-8001